
MUSHROOMSUPPLIES.COM
EST. 2021
GROW KIT IN-A-BAG™
ALL-IN-ONE MUSHROOM GROW BAG
BECOME A MUSHROOM MASTER!
SCAN FOR TIPS & TECHNIQUES

INVEST IN **MUSHROOMSUPPLIES.COM**

MushroomSupplies.com $8.77mm in 2023 revenues and $4.17mm in first year of operations

mushroomsupplies.com   Westminster, CA

Highlights

1. Sold 360,000+ mushroom grow kits, into the booming functional & psilocybin space in less than 3 yrs
2. IP & proprietary sterilization methods for scaling massive mushroom cultivation in the USA & beyond
3. $8.77M in revenue in 2023, up from $4.17M in our first full year—an impressive 110% growth in 1 year
4. Current CEO & CRO were former VPs who exited Select Cannabis at $948M.

5 Insiders invested $5.3M+, with nearly $1M converting debt to equity

6 Investor group has over $5.6 Billion dollars in exits.

Featured Investor

Angelo Joseph Lombardi
Syndicate Lead

Follow

Invested $5,000

"I have spent time reviewing the industry and the opportunity as well as the competitive space. I strongly believe that the team at Mushroom Supplies is ready to break out and lead the space. Their product, brand and direct to consumer model is head and shoulders above other options. Additionally, I've had the opportunity to discuss the business with leadership and reviewed the investment materials. I would invest more if I was in a position to do so. Their customer list and revenue growth proves that the consumer sees the same opportunity that I do."

Our Team



Kevin Keeland CEO

Former SVP of Ecommerce who exited Select Cannabis at $948M. $8mm a month run rate in E-Commerce sales at SelectCBD before the acquisition to publicly traded Curaleaf.



Richard Pala CRO

Former VP of Business Development at Select Cannabis who grew sales to $150mm a year at Select before selling for $948mm to Curaleaf.



Amber Fidler Head of HR

HR for Select Cannabis during their exit for $948mm to Curaleaf, a publicly traded company.



Trey Maxwell Mycology Systems Engineer

Created and developed SST technology IP with the founders. Revolutionizing steam sterilization processes for mushroom cultivation.

Making Mushrooms Easy

MUSHROOM SUPPLIES .COM

MAKING MUSHROOMS EASY™

Regulatory Compliance & Scope of Operations

Before proceeding with the contents of this fundraising deck, it is important for all readers, potential investors, and stakeholders to understand the nature of our operations at MushroomSupplies.com and our compliance with regulatory requirements.

Non-Involvement in Controlled Substances: MushroomSupplies.com specializes in the manufacturing and distribution of cultivation supplies for mushroom growers. It is imperative to note that our operations, products, and services **DO NOT INVOLVE**, support, or facilitate the cultivation, distribution, or use of Psilocybin mushrooms or any other controlled substances. Our focus strictly lies in providing high-quality supplies for the legal cultivation of mushrooms.

Compliance with Legal Standards: We adhere to all local, state, and federal laws and regulations governing our operations. Our commitment to legal compliance is unwavering, and we take rigorous steps to ensure that our products and services are used in a manner that is fully compliant with applicable laws.

MUSHROOM SUPPLIES .COM

Since late 2021, **MushroomSupplies.com** has been simplifying mushroom cultivation for people across America and beyond.



FREE SHIPPING ON ORDERS $99+
GROW KIT IN-A-BAG™
THE ORIGINAL
ALL-IN-ONE
MUSHROOM
GROW KIT

2022 REVENUE: $4.17MM
2023 REVENUE: $8.77MM


SHOP NOW
SEE HOW IT WORKS
Chat with us

OVERALL MUSHROOM MARKET

The Next Explosion



OVERALL GLOBAL MUSHROOM MARKET
$112.71 BILLION
BY 2030 - OVER 50% GROWTH

Source

The **functional mushroom** market size was valued at USD $**31.71 billion in 2023** with an expected compound annual growth rate (CAGR) of 11.2% from 2024 to 2030.

This doesn't even include the luxury goods markets that are adding mushroom mycelium to their brand portfolios.


How One Product Turned a $60 Million Company: The Mud Water Success Story
Stella McCartney, Balenciaga, and Hermès are introducing handbags, shoes, and coats made of mycelium leather; it's an alternative to animal hides and is created from roots of mushrooms. This new fabric is made by companies like Bolt Threads and MycoWorks.
Forbes
HERMES
PARIS
STARTUPS
Handbags and hats made of mushroom leather could become the next luxury items for brands like Hermès
Catherine Boudreau
Share
Save

PSILOCYBIN LEGALIZATION

THE EXPLOSIVE GROWTH OF A PSYCHEDELIC REVOLUTION


The Colorado Sun
Menu
HEALTH
Colorado decriminalized psilocybin. Here's your guided trip through what happens next.
Los Angeles Times
CALIFORNIA
Bill aims to stop federal intervention in states allowing use of 'magic mushrooms'
Forbes
VICES
Rhode Island Lawmakers Approve Psilocybin Legalization Bill
A.J. Herrington
abc NEWS
Forbes
NEWS
WATCH NOW


Chryss Cada
Oregon launches legal psilocybin access amid high demand and hopes for improved mental health care
Oregon has taken an unprecedented step in
VICES
California Senate Passes Amended Psychedelics Legalization Bill
A.J. Herrington Contributor
I cover cannabis and hemp news, business, and culture.
Sep 8, 2023, 11:29am EDT
U.S. NEWS
California moves closer to decriminalizing psychedelic drugs
An initiative that would legalize magic mushroom was recently approved for signature-gathering

THE INDUSTRY PROBLEM

IMPORTED MUSHROOMS WITH LITTLE TO NO QUALITY STANDARDS

HEAVY METALS & TOXINS

HEALTH RISKS

Mushrooms are incredible at absorbing nutrients from their environment. But this superpower becomes a serious risk when they're grown in contaminated soil, which end up in your supplements.

THE IRONY...

Mushrooms are marketed to support against the same ailments that contamination can cause!

ISSUES CAUSED BY HEAVY METALS

- -Organ damage
- -Nervous system disruption
- -Increased cancer risk
- -Weakened immunity
- -Hormonal imbalances
- -Cognitive Decrease



OUR HERO PRODUCT

THE INDUSTRY SOLUTION

ACCESSIBILITY
Making high-quality mushroom growing possible for anyone in America

USA BASED PRODUCTION


GROW KIT IN-A-BAG™
ALL-IN-ONE MUSHROOM GROW BAG
BECOME A MUSHROOM MASTER!
SCAN FOR TIPS & TECHNIQUES

Ensuring quality and supporting local economies


DUNG-LOVING MUSHROOM MIX

GROW KIT™ IN-A-BAG

ALL-IN-ONE GROW BAG

BENEFITS

HIGH YIELD: Can grow more than 2.5 pounds of fresh mushrooms per bag!
EASY: Comes with everything you need, only requires 10-20mL of spores or liquid culture.
CONVENIENT: Mushrooms grow directly in the bag. Ditch the bin and other costly supplies!
MYCOLOGIST RECOMMENDED: Perfect for first-timers and commercial growers.

3 EASY STEPS


1 INJECT BAG WITH 10ML OF SPORES OR LIQUID CULTURE
2 SHAKE 10-20 % WHEN COLONIZED
3 HARVEST UP TO 4 ROUNDS OF MUSHROOMS!

SUPERIOR STERILIZATION
Pre-sealed, sterilized, and batch-tracked

PERFECT AIR EXCHANGE
Micron filter patch for contamination-free air exchange

INSTRUCTIONAL VIDEOS
QR code to a how-to video

SAFE INOCULATION
Self-healing injection port

PREMIUM INGREDIENTS
Perfectly hydrated and sterilized compost, grain, coco coir, vermiculite and gypsum


MYCOLOGIST RECOMMENDED
GROW KIT IN-A-BAG™

OUR INNOVATIVE STERILIZATION IP SCALES!

WHAT WE DO

Sealed-Sterilization Technology™ (SST) revolutionizes production by leveraging safe low-pressure sterilization, significantly enhancing scalability and reducing reliance on costly clean rooms during manufacturing.

Our process also leverages Bio-Indicators* to assure quality standards.

***LEARNING MOMENT:** Biological indicators are test systems that contain viable microorganisms with a defined resistance to a specific sterilization process. They help monitor whether the necessary conditions were met to kill a specified number of microorganisms for a given sterilization process.**

MUSHROOMSUPPLIES.COM REVENUE

REMARKABLE GROWTH


$8.77MM
2023 (Audited)
$4.17MM
2022 (Audited)


GROW KIT IN-A-BAG™

$63K

2021





GROW KIT IN A BAG™

INSANE CONSUMER GROWTH

As of JUL, 2024

360,000+
MUSHROOM GROW KIT BAGS SOLD

196,355
CUSTOMER'S

139,736
CUSTOMER EMAIL SUBSCRIBERS

60,820
SMS TEXT SUBSCRIBERS


mushroomsupplies.com
MUSHROOM SUPPLIES
YOU'VE GOT
15% OFF
How experienced are you
you in growing mushrooms?
NO EXPERIENCE
I'M ALRIGHT
PRO-GROWER
Chat with us

3PL TO INTERNAL SHIPPING

MARGIN BOOSTER!

In 2024, we have moved to internal shipping vs. 3PL. This has a massive impact to margins as it requires less touches before it gets to the end consumer. **This will bring our contribution margin to over 50% after shipping cost, COGS and all variable cost.**


ShipStation
Awaiting Shipment

WHAT IS OUR NEXT MOVE?


HELLOBLENDS™
A high-end USA grown and lab tested, PERSONALIZED MUSHROOM supplement, grown in the very supplies we sell...
hellokristina
30 day supply mushroom supplements made just for you
CO³
RE²
LM

THREE TOP SELLING MUSHROOM PRODUCTS ON AMAZON...
ARE USING CHINESE MUSHROOMS!

COMPETITOR #1	COMPETITOR #2	COMPETITOR #3
Real Example	**Real Example**	**Real Example**
$573,313/MONTH	**$747,253/MONTH**	**$1.85MM / MONTH**
BLEND - MUSHROOM CAPSULE	**MUSHROOM COFFEE**	**LION'S MANE CAPSULES**

ASK & USE OF FUNDS FOR REG CF

$5MM

- **Launch Reg CF ($5 Million at $45mm Value for first $200,000 RAISED & $50mm valuation after)**
  Legal fees and audits for launching a fundraising round using Reg CF/Reg A. Reg CF is regulation crowd fund, allowing us to raise money at retail valuations before ever going public, every dollar spent on marketing is increasing the companies value and bank account.
- **Launch Reg A** (Up to $75 Million at valuation of around $100m with a 60-90 Day approval process with SEO)
- **Launching HelloBlends Supplements**
  Start selling hot mushroom supplements with a better story.
  WE ARE NOT MADE IN CHINA!
- **Get GMP Lab Certification from our Facility**
  GMP allows us to go from spore to capsule or final product all in ONE building and gives us a huge margin bump.

Education Platform Expansion
Create MS.com Academy with free content to increase LTV and paid content to increase margin

MycoMentor AI Updates
Your virtual mycologist guide, expertly assisting with all your cultivation queries.

WHAT ELSE MAKES US SPECIAL?

MYCOMENTOR™ AI CHATBOT

Your virtual mycologist: Currently Live on MushroomSupplies.com and training 24/7


MycoMentor
• Online

LEAD GENERATION

The chat application allows the MycoMentor to request email addresses and suggest calls to action.

SELF-LEARNING OPEN AI

Use customer support tickets, FB comments, DMs, and Instagram, continuously enhancing its expertise.

MASTERING EXTENSIVE DATASETS

data from over 10,000 websites and mycology publications.

MUSHROOM SUPPLIES EDUCATION

LEARNING MANAGEMENT SYSTEM


Module 1: Introduction to the Course
GROW KIT IN-A-BAG
Welcome, mushroom enthusiasts, to the
Module 1: Introduction to the Course

SPOTIFY PODCAST


SUBSCRIBED



CUSTOMERS BECOME OWNERS!

Market Visibility

Increases brand exposure and market presence, increasing demand for the company's stock.

ENHANCE TRUST

Compliance with SEC regulations enhances investor trust.

Democratizing Investment with Added Loyalty

Access for All: Allows everyday investors, not just accredited ones, to invest in our company, as little as $500.

Creating a community that supports each other!

DREAM TEAM

Proven eCommerce, Operations, and Management Experience



Kevin Keeland
Co-Founder, CEO
SVP of eComm - SelectCBD



Rich Pala
Co-Founder, CRO
VP of Biz Dev - Select



Chris Crouch
COO
VP of Retail - Volcom



Kristina Plummer
Creative Director
Creative Director - MobileCoin



Randy McCelland
General Manager
GM - Nike



Sam Knapp
CFO
CFO - Select/Curaleaf Acquired



Amber Fidler
Chief People Officer
Asteria

ADVISORS/INVESTORS

$2B+ in Exits

EL CRISTIANO 1761
TEQUILA

KALI-MATA
ADVISORS

Karan came to the United States from India with $50 and turned that into starting Saber Software out of college and selling to EDS for over $470mm in 2007. Karan went on to create the mobile tech investment bank MergerTech. In 2014 Khanna's turned his attention to the cannabis markets and turned Cura Cannabis and its Select brand into the largest cannabis company in the world before selling it for almost $1BB to Curaleaf. Karan focused on a different side of the healthcare market in the gyms and spas business and recently sold his gym business for over $200MM. They

currently own a family office focused on investing in and running companies in the alternative health space including Artha Spas, Goldleaf Cannabis, El Cristiano Tequila, and of course advising on our strategy and operations here at MushroomSupplies.com

MAKING MUSHROOMS EASY™

THANK YOU

JULY 24